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                                     December 27, 1999


Mr. Wesley R. Edens
Chairman of the Board and Chief Executive Officer
Impac Commercial Holdings, Inc.
1401 Dove Street
Newport Beach, California 92660

Dear Mr. Edens:

We received your letter dated October 26, 1999 rejecting our offer to acquire Impac Commercial Holdings, Inc. ("ICH"). We are disappointed that you have rejected our premium offer to the detriment of your shareholders. We remain concerned that the ICH Board of Directors has not given our offer adequate consideration, especially in light of the obvious conflicts of interests between Fortress Investment Group and its affiliates ("Fortress") and ICH shareholders.

We are not alone in our belief that the ICH Board of Directors has not given our offer appropriate consideration. Indeed, since you rejected our offer, two class action lawsuits have been filed alleging that ICH's Board of Directors and officers breached their duty to ICH shareholders by, among other matters, giving insufficient consideration to our offer. We note also that the market does not support the existing acquisition proposal from Amresco Capital Trust ("AMCT"). ICH's stock price has declined approximately 17% from August 3, 1999, the day before the proposal was announced, and is currently within $0.25 per share of its fifty-two week low based on the closing price on December 23, 1999.

It was recently announced that Fortress acquired a controlling stake in Capstead Mortgage Corporation ("Capstead") on December 9, 1999. As part of this transaction, a proposal has been made that would require the combined AMCT/ICH entity to pay Capstead fees for various services. This proposal, which includes a variety of components, is being submitted to a vote of Capstead shareholders for their approval. Why would the combined AMCT/ICH entity be required to pay fees to a company controlled by Fortress when it is already paying Fortress management fees as outlined in the Preliminary Proxy Statement filed on November 3, 1999? Why are the Capstead shareholders being given a chance to vote on this issue when ICH shareholders are not? As one of the largest holders of ICH stock, we would like answers to these questions.

Finally, it is clear that under Section 8.1 (b) of the existing AMCT/ICH acquisition agreement dated August 4, 1999 (the "AMCT/ICH Agreement") that ICH can terminate the AMCT/ICH Agreement without paying a termination fee if the transaction is not completed by December 31, 1999. There is no longer enough time to obtain the shareholder approval necessary to complete the transaction prior to that date. Therefore, on January 1, 2000, you will no longer be contractually prohibited from negotiating a superior transaction with us.

Extending the AMCT/ICH Agreement at this time would obviously be detrimental to ICH shareholders in light of our continued efforts to deliver a more favorable transaction. Further, the value to be received by ICH shareholders pursuant to the AMCT/ICH Agreement has declined by over 12% since it was announced based on closing prices on December 23, 1999. The ICH Board of Directors now has the opportunity to enable shareholders to avoid this decline in value by terminating the AMCT/ICH Agreement when the December 31, 1999 deadline passes. Any action to the contrary would show blatant disregard for shareholders' interests.

Our current offer presents ICH shareholders with the opportunity to receive a 21% premium over the existing AMCT proposal based on closing market prices on December 23, 1999. We urge all ICH Directors to consider their fiduciary responsibility in evaluating our offer, and again request that we be allowed to commence our due diligence review in a timely manner so that we may move forward with our proposal to deliver the highest value to ICH shareholders.

We wish to re-emphasize our conviction that the transaction we propose offers demonstrably superior immediate value, as well as greater long-term value, to ICH's shareholders as compared to the AMCT offer. Furthermore, it is possible that the results of our due diligence review may afford us the opportunity to increase our offer (if an increase is justified by the information made available to us). The likelihood of our being able to improve our offer for ICH will increase if your termination fee is no longer an issue. We may also be willing to offer other forms of consideration to ICH's shareholders, which might include preferred stock in Apex Mortgage Capital, Inc., or cash. We urge you to help us realize for ICH shareholders the superior value we are offering.

As previously indicated, we are filing all of our material correspondence regarding ICH with the Securities and Exchange Commission as amendments to our filing on Form 13D in order to fulfill our disclosure obligations under applicable law.

We remain motivated to move forward with you on our proposed transaction especially now that you are no longer contractually prohibited from negotiating with us. Please contact one of us as soon as possible so that we may begin the process in earnest.

      Very truly yours,

      Apex Mortgage Capital, Inc.


      By: /s/ Philip A. Barach      By: /s/ Daniel K. Osborne
          ----------------------        ----------------------
          Philip A. Barach              Daniel K. Osborne
          President and                 Executive Vice President and
          Chief Executive Officer       Chief Operating Officer


CC:    Christopher W. Mahowald
       Frank P. Philips
       Joseph R. Tomkinson